FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Commission File Number:  333-13896

Supplement For the month of October 2010.

Total number of pages: 30

The exhibit index is located on page 1

NIDEC CORPORATION

(Translation of registrant’s name into English)

338 KuzeTonoshiro-Cho,

Minami-Ku,Kyoto 601-8205 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F   X    Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __    No  X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_____

Information furnished on this form:

EXHIBITS

Exhibit Number

1. INTERIM FINANCIAL STATEMENTS (U.S. GAAP) RESULTS FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2010 (Unaudited)
FROM APRIL 1, 2010 TO SEPTEMBER 30, 2010 CONSOLIDATED

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 26, 2010
NIDEC CORPORATION
By: /S/ Masahiro Nagayasu
General Manager, Investor Relations

NEWS RELEASE

NIDEC CORPORATION

New York Stock Exchange symbol: NJ

Stock exchange code (Tokyo, Osaka): 6594

FOR IMMEDIATE RELEASE

Contact:
Masahiro Nagayasu
General Manager
Investor Relations
+81-75-935-6140
ir@jp.nidec.com

INTERIM FINANCIAL STATEMENTS (U.S. GAAP)

RESULTS FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2010 (Unaudited)

FROM APRIL 1, 2010 TO SEPTEMBER 30, 2010

CONSOLIDATED

Released on October 26, 2010

NIDEC CORPORATION

Date of Directors’ meeting for financial results: October 26, 2010

Stock Listings: Tokyo Stock Exchange, Osaka Securities Exchange, New York Stock Exchange

Head Office: Kyoto, Japan

1. Selected Consolidated Financial Performance for the Six Months Ended September 30,

2010 (U.S. GAAP)

(1) Consolidated Results of Operations (unaudited)

	Yen in millions (except for per share amounts)
	Six months ended September 30
	2010	2009
Net sales	¥340,791	¥268,743
Ratio of change from the same period of previous fiscal year	26.8%	(26.0)%
Operating income	51,522	28,321
Ratio of change from the same period of previous fiscal year	81.9%	(30.5)%
Income from continuing operations before income taxes	41,293	22,474
Ratio of change from the same period of previous fiscal year	83.7%	(48.2)%
Net income attributable to Nidec Corporation	27,014	13,788
Ratio of change from the same period of previous fiscal year	95.9%	(50.5)%
Net income attributable to Nidec Corporation per share -basic	¥193.94	¥98.99
Net income attributable to Nidec Corporation per share -diluted	¥193.22	¥98.99

(2) Consolidated Financial Position (unaudited)

	Yen in millions (except for per share amounts)
	September 30, 2010	March 31, 2010
Total assets	¥739,804	¥692,791
Total equity	403,313	401,531
Nidec Corporation shareholders’ equity	344,184	340,309
Nidec Corporation shareholders’ equity to total assets	46.5%	49.1%
Nidec Corporation shareholders’ equity per share	¥2,470.98	¥2,443.16

2. Dividends (unaudited)

	Yen
	Year ending March 31, 2011 (target) *	Year ended March 31, 2010 (actual)
Interim dividend per share	¥40.00	¥25.00
Year-end dividend per share	40.00**	40.00
Annual dividend per share	¥80.00**	¥65.00

Notes:

* Revision of dividend target amounts during this period of targeted dividends: None.

** Represents target year-end and annual dividends per share.

3. Forecasts of Consolidated Financial Performance (for the fiscal year ending March 31, 2011)

Yen in millions (except for per share amounts)
Net sales	¥700,000
Operating income	100,000
Income from continuing operations before income taxes	95,000
Net income attributable to Nidec Corporation.	63,000
Net income attributable to Nidec Corporation per share-basic	¥452.29

Note: Financial forecasts for the year ending March 31, 2011 have been revised from those previously announced on July 23, 2010.

4. Others

  Please refer to "2.Others" on page 15 for detailed information.

(1) Changes in significant subsidiaries (changes in "Specified Subsidiaries" (Tokutei Kogaisha) accompanying changes in the scope of consolidation) during this period: Yes

Number of companies newly consolidated:	1 (Nidec Motor Corporation)
Number of companies excluded:	None

(2) Adoption of simplified accounting methods and accounting methods used specifically for quarterly consolidated financial statements: Yes

(3) Changes in accounting policies, procedures and presentation rules applied in the preparation of the interim consolidated financial statements

1. Changes due to revisions to accounting standards: Yes

2. Changes due to other reasons: Not applicable

(4) Number of shares issued (common stock)

1. Number of shares issued and outstanding at the end of each period (including treasury stock):

145,075,080 shares at September 30, 2010

145,075,080 shares at March 31, 2010

2. Number of treasury stock at the end of each period:

5,784,805 shares at September 30, 2010

5,784,406 shares at March 31, 2010

3. Weighted-average number of shares issued and outstanding at the beginning and end of each period:

139,290,452 shares for the six months ended September 30, 2010

139,291,763 shares for the six months ended September 30, 2009

INDEX

1. Operating and Financial Review and Prospects

(1) Analysis of Operating Results

(2) Financial Position

(3) Business Forecasts for the Fiscal Year ending March 31, 2011

2. Others

(1) Changes in the number of significant subsidiaries during this period (due to changes in the scope of consolidation):

(2) Adoption of simplified accounting methods and accounting methods used specifically for quarterly consolidated financial statements: Yes

(3) Changes in accounting policies, procedures and presentation rules in this period: Yes

3. Consolidated Financial Statements (U.S. GAAP)

(1) Consolidated Balance Sheets (unaudited)

(2) Condensed Consolidated Statements of Operation (unaudited)

(3) Consolidated Statement of Cash Flows (unaudited)

4. SUPPLEMENTARY INFORMATION (Six months ended September 30, 2010)

(1)Information by Product Category(unaudited)

(2) Sales by Geographic Segment (unaudited)

(3) Sales by Region (unaudited)

5. Special notes (unaudited)

1. Operating and Financial Review and Prospects

(1) Analysis of Operating Results

1. Overview of Business Environment for the Six Months Ended September 30, 2010

In the first quarter of the first half of the fiscal year ending March 31, 2011, the world economy saw newly emerging economies’ increasing demand lead the macro economy in an upward momentum, while the increase in the fiscal deficits and credit insecurity in some European nations caused in part by the Greek financial crisis significantly affected global financial markets and decelerated the pace of economic recovery. In the second quarter of the fiscal year ending March 31, 2011 with the worsening worldwide deflation and the deteriorating financial conditions of individual countries, the pace of global economic recovery generally slowed down.

In markets related to our business, some products experienced inventory adjustment-related effects due to seasonal and demand-oriented changes relating to our customers, while overall, the steady upward momentum continued with a significant expansion of consumer demand in newly emerging economies.

In light of these circumstances, the Nidec Group under its Group-wide basic business theme, “Start a Growth-oriented Strategy,” actively sought to increase its revenue and profit and to enter newly growing markets. With the completion of our acquisition of Emerson Electric Co.’s motors and controls (“EMC”) business on September 30, 2010, we established a global growth strategic base for the “General Motor” product group (formerly called the “Mid-size Motor” group, whose name has been changed with the addition of the significant industrial motor business upon the acquisition of the EMC business). The group also includes Nidec Sole Motor Corporation in Europe, whose acquisition was completed on January 26, 2010. In addition, we issued an aggregate principal amount of ¥100 billion of euro yen convertible-bonds-type bonds with stock acquisition rights due 2015 on September 21, 2010, aiming to further enhance the Nidec Group’s financial base to support our future growth.

Furthermore, in anticipation of the launch of a new age of the brushless motor, our Group focused on pursuing theme-based business strategies, and made consorted efforts to recover our sales by seeking new business opportunities through the "three new" activities (developing new products, markets and customers, designed to offer products that are “energy-efficient,” “eco-friendly,” “light, thin, short, and small,” and “half of conventional products’ prices", As a result of these efforts:

1.

Our consolidated net sales for the six months ended September 30, 2010 was approximately ¥340,800 million, approximately 94% of our record high sales (for the six months ended September 30, 2008), immediately before the recent global financial crisis , leading us to revise upward our full-year sales forecast for the fiscal year ending March 31, 2011 to ¥700,000 million, reflecting in part the expected impact of our acquisition of the EMC business.

2.

Our operating income for the six months ended September 30, 2010 increased approximately 82% to approximately ¥51,500 million compared to the six months ended September 30, 2009. Our operating income for the six months ended March 31, 2010 was approximately ¥50,000 million. Our operating income for the twelve months ended September 30, 2010 was approximately ¥101,500 million, resulting in our profitability level reaching ¥100,000 million in terms of our operating profit on an annualized basis.

3.

The five subsidiaries within the Nidec Group listed in Japan, i.e. Nidec Sankyo, Nidec Copal, Nidec Copal Electronics, Nidec Tosok, and Nidec-Read Corporations, together with Nidec Corporation, all performed better than their respective most recent business forecasts.

2. Consolidated Operating Results

(Consolidated Operating Results for the Six Months Ended September 30, 2010 (“this fiscal first half”) Compared to the Six Months Ended September 30, 2009 (“the previous fiscal first half”))

Consolidated net sales increased ¥72,048 million, or 26.8%, to ¥340,791 million for this fiscal first half compared to the previous fiscal first half. Operating income increased ¥23,201 million, or 81.9%, to ¥51,522 million for this fiscal first half. Our operating income of small precision motors increased approximately ¥8,900 million, or 34% compared to the previous first half, and our operating income of the remaining product categories also increased compared to the previous fiscal first half. Our operating income ratio increased 4.6 percentage points from 10.5% for the previous fiscal first half to 15.1% for this fiscal first half. Our consolidated net sales and operating income were approximately ¥30,800 million and ¥6,500 million larger than our most recent fiscal first half forecasts of ¥310,000 million and ¥45,000 million released on April 26, 2010, respectively.

Income from continuing operations before income taxes increased ¥18,819 million, or 83.7%, to ¥41,293 million for this first half compared to the previous fiscal half. The amount included the negative impact of approximately ¥4,400 million of foreign exchange loss for this first half. Net income attributable to Nidec Corporation also increased ¥13,226 million, or 95.9%, to ¥27,014 million for this fiscal first half.

(Operating Results by Product Category for this Fiscal First Half Compared to the Previous Fiscal First Half)

Small precision motors-

Net sales of small precision motors increased approximately ¥12,800 million, or 8%, to ¥171,182 million for this fiscal first half compared to the previous fiscal first half.

Unit shipments and sales of our spindle motors for hard disc drives ("HDDs") for this first half increased approximately 16% and 7%, respectively, compared to the previous fiscal first half. The difference in the increase rate between 16% and 7% was primarily due to an approximately 7% appreciation of the Japanese yen against the U.S. dollar compared to the previous fiscal first half. The average unit price of spindle motors for HDDs on a U.S. dollar basis for this fiscal first half decreased approximately 1%, compared to the previous fiscal first half. Our unit shipments of spindle motors for 2.5-inch increased approximately 26%, compared to the previous fiscal first half.

Net sales of other small precision brushless DC motors and brushless DC fans for this fiscal first half increased approximately 10%, respectively, compared to the previous fiscal first half. Unit shipments and sales of other small precision brushless DC motors by Nidec Corporation and its direct-line subsidiaries for this first half increased approximately 19% and 6%, respectively, compared to the previous fiscal first half. The difference in the increase rate between 19% and 6% was primarily due to the 7% appreciation of the Japanese yen against the U.S. dollar and a decrease in the average unit price of other small precision DC motors for this fiscal first half resulting from changes in our product mix, compared to the previous fiscal first half. Unit shipments and sales of brushless DC fans by Nidec Corporation and its direct-line subsidiaries for this fiscal fist half increased approximately 13% and 2%, respectively, compared to the previous fiscal first half. The difference in the increase rate between 13% and 2% was also primarily due to the 7% appreciation of the Japanese yen against the U.S. dollar and a decrease in the average unit price of brushless DC fans for this fiscal first half resulting from changes in our product mix, compared to the previous fiscal first half.

Operating income of small precision motors increased approximately ¥8,900 million, or 34%, to ¥35,003 million for the fiscal first half compared to the previous fiscal first half. This increase was primarily due to cost reductions achieved primarily through increased in-sourcing of manufacturing by Nidec Corporation and its direct-line subsidiaries of spindle motors for HDDs and optical disk drives and other measures to improve productivity. Operating income ratio of small precision motors for this fiscal first half increased approximately 4 percentage points to 20.4% compared to the previous first half.

General motors -

From this fiscal first half, this product category has been renamed from "Mid-size motors" to "General motors," due to the addition of "Large-size motors for industrial use" to this category resulting from our acquisition of Emerson Electric Co.'s motors and controls business on September 30, 2010.

Net sales of General motors increased approximately ¥16,300 million, or 51%, to ¥48,105 million for this fiscal first half compared to the previous fiscal first half. Sales of our General motors for home appliances and industrial use for this fiscal first half increased approximately 75% compared to the previous fiscal first half, which increase included approximately ¥7,500 million of sales at Nidec Sole Motors S.R.L and its subsidiary which became our newly consolidated subsidiaries for the three months ended March 31, 2010. Sales of our General motors for automobiles increased approximately ¥4,000 million, or 26% for this fiscal first half compared to the previous fiscal first half. Both sales of General motors for electric power steering and sales at Nidec Motors & Actuators, which are included in the "General motors for automobiles" product category, for this fiscal first half similarly increased compared to the previous fiscal first half.

Operating income of general motors increased approximately ¥1,800 million from an operating loss of approximately ¥900 million for the previous fiscal first half to operating income of ¥931 million for this fiscal first half primarily due to sales increases in general motors for home appliances and industrial use by Nidec Shibaura and Nidec Power Motor, which more than offset the negative effect of increasing investment cost relating to the general motors for automobiles product category, whose sales are expected to grow.

Machinery-

Net sales of machinery increased approximately ¥21,100 million to ¥38,021 million for this fiscal first half, a 130 % increase from the sales for the previous fiscal first half. Both the amount and rate of increase in sales of this product category were higher than those of any of our remaining product categories for this fiscal first half compared to the previous fiscal first half. This increase was primarily due to sales at Nidec Sankyo of LCD panel handling robots and card readers which increased approximately ¥10,100 million, or 2.5 times higher, compared to the previous fiscal first half, and to sales at Nidec-Read, Nidec-Shimpo, Nidec-Kyori and Nidec Copal which increased approximately ¥3,800 million, ¥2,600 million, ¥2,300 million and ¥1,300 million, respectively, or 2.5 times, 1.7 times, 2.5 times or 2.0 times higher, respectively, compared to the previous fiscal first half.

Operating income of machinery significantly increased approximately ¥5,700 million to ¥6,276 million for this fiscal first half, which was approximately 10 times higher than our operating income for the previous fiscal first half.

Electronic and optical components-

Net sales of electronic and optical components increased approximately ¥17,200 million, or 35%, to ¥66,521 million for this fiscal first half compared to the previous fiscal first half. This increase was mainly due to increases in sales at Nidec Copal of such products as shutters and lens units for digital cameras and mobile phones of approximately ¥9,500 million, or 38%, and sales at Nidec Copal Electronics of electronic components, including circuit components and sensors, of approximately ¥5,000 million, or 49%, compared to the previous fiscal first half. Sales of control device units by Nidec Sankyo and sales of plastic-mold products by Nidec Nissin also increased compared to the previous fiscal first half.

Operating income of electronic and optical components increased approximately ¥5,900 million to ¥9,376 million for this fiscal first half, which was approximately 2.7 times higher than the operating income for the previous fiscal first half.

Other products-

Net sales of other products increased approximately ¥4,600 million, or 38%, to ¥16,962 million for the fiscal first half compared to the previous fiscal first half. This increase was primarily due to sales at Nidec Tosok of automotive parts which increased approximately ¥3,900 million, or 45%, compared to the previous fiscal first half. Sales from logistics and services related businesses by Nidec Logistics and Nidec Total Service also increased for this fiscal first half compared to the previous fiscal first half. On the other hand, sales of pivot assemblies, which are parts of HDDs, decreased approximately ¥200 million, or 17%, for this fiscal first half compared the previous fiscal first half.

Operating income of other products increased approximately ¥1,800 million to ¥2,607 million for this fiscal first half, which was 3.2 times higher than the operating income for the previous fiscal first half.

(Consolidated Operating Results for the Three Months Ended September 30, 2010 ("this 2Q") Compared to the Three Months Ended June 30, 2010 ("this 1Q"))

Consolidated net sales decreased ¥809 million, or 0.5%, to ¥169,991 million for this 2Q compared to this 1Q. Operating income also decreased ¥2,484 million, or 9.2%, to ¥24,519 million for this 2Q compared to this 1Q. The average exchange rate from the U.S. dollar to the Japanese yen for this 2Q was U.S.$1.00=¥85.90, an appreciation of the Japanese yen against the U.S. dollar of approximately ¥6, or 7%, compared to this 1Q. The appreciation had a negative impact on our net sales and operating income for this 2Q of approximately ¥6,900 million and ¥2,000 million, respectively, compared to this 1Q.

Income from continuing operations before income taxes decreased ¥651 million, or 3.1%, to ¥20,321 million for this 2Q compared to this 1Q. Foreign exchange loss decreased approximately ¥1,600 million, from ¥5,600 million for this 1Q to ¥4,000 million for this 2Q. Net income attributable to Nidec Corporation also decreased ¥552 million, or 4.0%, to ¥13,231 million for this 2Q compared to this 1Q.

(Operating Results by Product Category for This 2Q Compared to This 1Q)

Small precision motors-

Net sales of small precision motors decreased approximately ¥4,200 million, or 5%, to ¥83,495 million for this 2Q compared to this 1Q.

Unit shipments of our spindle motors for hard disc drives ("HDDs") for this 2Q increased approximately 3% compared to this 1Q. However, sales of our spindle motors for HDDs for this 2Q decreased approximately 1% compared to this 1Q. The average unit price on a U.S. dollar basis for this 2Q increased approximately 2% compared to this 1Q. However, the average unit price of spindle motors for HDDs on a Japanese yen basis for this 2Q decreased approximately 5% compared to this 1Q. Our unit shipments of spindle motors for 2.5-inch HDDs for this 2Q increased approximately 11%, but our unit shipments of spindle motors for 3.5-inch HDDs for this 2Q decreased approximately 4%, compared to this 1Q.

Net sales of other small precision brushless DC motors and brushless DC fans for this 2Q decreased approximately 14% and 4%, respectively, compared to this 1Q. Unit shipments and sales of other small precision brushless DC motors by Nidec Corporation and its direct-line subsidiaries for this 2Q decreased approximately 4% and 17% compared to this 1Q. The difference in the decrease rate between 4% and 17% was primarily due to an approximately 8% decrease of average unit price resulting from changes in our product mix and an approximately 7% appreciation of the Japanese yen against the U.S. dollar compared to this 1Q. Unit shipments of brushless DC fans by Nidec Corporation and its direct-line subsidiaries for this 2Q increased approximately 11%. However, sales of brushless DC fans by Nidec Corporation and its direct-line subsidiaries for this 2Q decreased approximately 3% compared to this 1Q, primarily due to a 6% decrease of average unit price on a U.S. dollar basis compared to this 1Q.

Operating income of small precision motors decreased approximately ¥2,100 million, or 11%, to ¥16,474 million, for this 2Q compared to this1Q.

General motors-

From this 2Q, this product category has been rename from "Mid-size motors" to "General motors," due to the addition of "Large-size motors for industrial use" to this category resulting from our acquisition of Emerson Electric Co.'s motors and controls business on September 30, 2010.

Net sales of General motors decreased approximately ¥1,400 million, or 6%, to ¥23,345 million for this 2Q compared to this 1Q. Unit shipments of General motors for electric power steering increased approximately 17%, and sales of General motors for electric power steering also increased approximately ¥600 million, or 20%, for this 2Q compared to this 1Q. Sales of General motors for home appliances and industrial use, and sales at Nidec Motors & Actuators decreased approximately ¥1,500 million and ¥500 million, or 10% and 7%, respectively, for this 2Q compared to this 1Q. The decrease in sales of General motors for home appliances and industrial use was primarily due to a seasonal demand decrease at Nidec Shibaura for this 2Q compared to this 1Q.

Operating income of general motors decreased approximately ¥300 million, or 43%, to ¥339 million for this 2Q compared to this 1Q. Investment cost relating to the general motors for automobiles product category, whose sales are expected to grow, significantly increased for this 2Q compared to this 1Q.

Machinery-

Net sales of machinery increased approximately ¥3,600 million, or 21%, to ¥20,800 million for this 2Q compared to this 1Q. This increase was primarily due to sales at Nidec Sankyo of LCD panel handling robots and sales at Nidec-Kyori of pressing machines which increased approximately ¥1,900 million and ¥600 million, or 26% and 38%, respectively, for this 2Q compared to this 1Q, and sales at Nidec Tosok and Nidec-Read which increased approximately ¥400 million and ¥300 million, or 53% and 10%, respectively, for this 2Q compared to this 1Q.

Operating income of machinery increased approximately ¥600 million, or 20%, to ¥3,429 million for this 2Q compared to this 1Q, primarily due to the sales increases described above.

Electronic and optical components-

Net sales of electronic and optical components increased approximately ¥1,800 million, or 5%, to ¥34,141 million for this 2Q compared to this 1Q. This increase was mainly due to increases in sales at Nidec Copal of such products as shutters and lens units for digital cameras and mobile phones of approximately ¥1,700 million, or 10%, and sales at Nidec Sankyo of such products as control device units of approximately ¥300 million, or 4%, compared to this 1Q. Sales of Nidec Copal Electronics of electronic components, including circuit components and sensors decreased approximately ¥200 million, or 3%, compared to this 1Q.

Operating income of electronic and optical components increased approximately ¥300 million, or 6%, to ¥4,824 million for this 2Q compared to this 1Q.

Other products-

Net sales of other products decreased approximately ¥500 million, or 6%, to ¥8,210 million for this 2Q compared to this 1Q. This decrease was primarily due to sales of pivot assemblies and sales at Nidec Tosok of automobiles parts, which decreased approximately ¥300 million and ¥200 million, or 41% and 4%, respectively, for this 2Q compared to this 1Q.

Operating income of other products decreased approximately ¥300 million, or 21%, to ¥1,151 million for this 2Q compared to this 1Q.

(2) Financial Position

Total assets increased approximately ¥47,000 million to ¥739,804 million as of September 30, 2010 from March 31, 2010. This increase was primarily due to an increase of approximately ¥30,700 million in goodwill and an increase of ¥23,500 million in tangible assets, which were offset by a decrease of approximately ¥35,500 million in cash and cash equivalents. Our assets as of September 30, 2010 included the acquired assets of Emerson Electric Co.'s motors and controls business, which primarily consisted of approximately ¥13,200 million in accounts receivable, ¥12,700 million in tangible assets, and ¥7,400 million in inventories. Moreover, we recorded approximately ¥31,800 million in goodwill relating to the acquisition of Emerson Electric Co.'s motors and controls business. We are currently evaluating the fair value for the assets acquired and the liabilities assumed upon the acquisition of the EMC business. These assets and liabilities are now recorded based on preliminary management estimation as of the end of September 2010.

With respect to liabilities, long-term debt increased approximately ¥100,200 million primarily due to the issuance of euro yen convertible-bonds-type bonds with stock acquisition rights due 2015, which was offset by a ¥69,400 million reduction in short-term borrowings to approximately ¥460,000 million as of September 30, 2010. The debt ratio (which is the ratio of the total of "short-term borrowings," "current portion of long-term debt" and "long-term debt" to total assets) increased to 20.2% as of September 30, 2010 from 17.1% as of March 31, 2010. Our liabilities as of September 30, 2010 included the acquired liabilities of Emerson Electric Co.'s motors and controls business, which primarily consisted of approximately ¥9,800 million in accounts payable.

Nidec Corporation shareholders’ equity increased approximately ¥3,900 million to ¥344,184 million as of September 30, 2010, primarily due to an approximately ¥21,400 million increase in retained earnings, which was offset in part by approximately ¥14,400 million of increase in negative foreign currency translation adjustments resulting from the appreciation of the Japanese yen against the U.S. dollar compared March 31, 2010.

Although the amount of Nidec Corporation shareholders' equity increased compared to the fiscal year ended March 31, 2010, Nidec Corporation shareholders' equity to total assets decreased from 49.1% as of March 31, 2010 to 46.5% as of September 30, 2010, primarily due to the 3.1 percentage point increase in the debt ratio resulting from the issuance of the convertible bonds described above.

Overview of Cash Flow-

Cash flow from operating activities for the six months ended September 30, 2010 ("this fiscal first half") was a net inflow of ¥34,487 million. Compared to the six months ended September 30, 2009 ("the previous fiscal first half"), the cash inflow from operating activities for this fiscal first half decreased approximately ¥13,200 million. This decrease was mainly due to the negative effects of an increase in inventories of approximately ¥13,700 million and an increase in trade notes and accounts receivable of approximately ¥13,100 million, which was offset in part by an increase in consolidated net income of approximately ¥16,200 million compared to the previous fiscal first half.

Cash flow from investing activities for this fiscal first half was a net cash outflow of ¥81,325 million. Compared to the previous fiscal first half, the net cash outflow increased approximately ¥66,400 million mainly due to acquisitions of business, net of cash acquired of approximately ¥49,500 million and additional purchases of property, plant and equipment of approximately ¥15,100 million.

Our free cash flow, which is calculated by subtracting the net cash flow from investing activities from the net cash flow from operating activities, for this fiscal first half was an outflow of approximately ¥46,800 million.

Cash flow from financing activities for this fiscal first half was a net cash inflow of ¥18,969 million, compared to a net cash outflow for the previous fiscal first half. The cash inflow for this fiscal first half primarily reflects an inflow of approximately ¥100,500 million in proceeds from the issuance of the bonds described above and an inflow of approximately ¥30,900 million in reduction in the decrease in short-term borrowings compared to the previous fiscal first half.

As a result of the foregoing and the impact of foreign exchange fluctuations, the balance of cash and cash equivalents as of September 30, 2010 was ¥87,792 million, a decrease of ¥31,619 million from March 31, 2010.

(3) Business Forecasts for the Fiscal Year ending March 31, 2011

Based on the effect of integrating Emerson Electric Co.’s motors and controls business, whose acquisition was completed on September 30, 2010, we have revised upward the full-year sales in our full-year sales forecast from ¥660,000 million, which was announced on April 26, 2010, to ¥700,000 million.

Our consolidated net sales and operating income for the six months ended September 30, 2010 were better than forecasted. On the other hand, income from continuing operations before income taxes and net income attributable to Nidec Corporation for the six months ended September 30, 2010 were less than forecasted, negatively affected by the foreign exchange loss. In light of the continuing appreciation of the Japanese yen, we have revised our average exchange-rate standard for the second half of the fiscal year ending March 31, 2011 and after from U.S.$1=¥85 to U.S.$1=¥80, and from €1=¥110 to €1=¥105, respectively, to accommodate a possible further appreciation of the Japanese yen.

We have revised our full-year sales forecast upward based on our consideration of the aforementioned circumstances, while maintaining, for now, our forecast of the profit in each profit-calculating phase.

Our business forecasts for the fiscal year ending March 31, 2011 based on the latest revision are as follows:

Forecasts of consolidated results for the fiscal year ending March 31, 2011

Net sales	¥700,000 million	(Up 19.2% from the previous fiscal year)
Operating income	¥100,000 million	(Up 27.6% from the previous fiscal year)
Income from continuing operations before income taxes	¥95,000 million	(Up 26.7% from the previous fiscal year)
Net income attributable to Nidec Corporation	¥63,000 million	(Up 21.2% from the previous fiscal year)

Note:

The exchange rates used for the preparation of the foregoing forecasts are U.S.$1 = ¥80 and €1 = ¥105. The exchange rates between the relevant Asian currencies and the Japanese yen used for the preparation of the foregoing forecasts were determined assuming this U.S. dollar-Japanese yen exchange rate and the Euro-Japanese yen exchange rate.

2. Others

(1) Changes in the number of significant subsidiaries during this period (due to changes in the scope of consolidation):

On August 26, 2010, we established the Nidec Motor Corporation, which became a "Specified Subsidiaries" (Tokutei Kogaisha) as a result of our additional investments in the company.

(2) Adoption of simplified accounting methods and accounting methods used specifically for quarterly consolidated financial statements: Yes

   (Accounting method relating to corporate income tax and other taxes)

Corporate income tax and other taxes are calculated for the fiscal quarter based on an estimated annual tax rate which is based on the legal income tax rate.

(3) Changes in accounting policies, procedures and presentation rules in this period: Yes

As of April 1, 2010, NIDEC adopted FASB Accounting Standards Codification™ (ASC) 860 “Transfers and Servicing” updated by Accounting Standards Update (ASU) No. 2009-16, “Accounting for Transfers of Financial Assets”. ASU 2009-16 requires more disclosure about transfers of financial assets, including securitization transactions, and where companies have continuing exposure to the risks related to transferred financial assets. ASU 2009-16 also eliminates the concept of a “qualifying special-purpose entity,” which changes the criteria for derecognizing financial assets. The adoption of this standard did not have a material impact on NIDEC’s consolidated financial position, results of operations or liquidity.

As of April 1, 2010, NIDEC adopted ASC 810 “Consolidation” updated by ASU No. 2009-17, “Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities.” ASU 2009-17 requires an enterprise to perform an analysis to identify the primary beneficiary of all variable interest entities and also requires ongoing reassessments of whether an enterprise is the primary beneficiary of all variable interest entities. The adoption of this standard did not have a material impact on NIDEC’s consolidated financial position, results of operations or liquidity.

Disclaimer Regarding Forward-Looking Statements

This press release contains forward-looking statements (within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended and Section 21E of the U.S. Securities Exchange Act of 1934, as amended) about Nidec Corporation and its group companies (the "Nidec Group"). These forward-looking statements are based on the current expectations, assumptions, estimates and projections of the Nidec Group in light of the information currently available to it. These forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "may," "will," "expect," "anticipate," "estimate," "intend," "plan," "forecast" or similar words. These statements discuss future expectations, identify strategies, contain projections of the results of operations or financial condition of the Nidec Group, or state other forward-looking information. Known and unknown risks, uncertainties and other factors could cause the actual results to differ materially from those contained in any forward-looking statement. The Nidec Group cannot promise that the expectations expressed in these forward-looking statements will turn out to be correct. Actual results could be materially different from and worse than our expectations as a result of certain factors, including, but not limited to (i) the Nidec Group's ability to design, develop, mass produce and win acceptance of its products, (ii) general economic conditions in the computer, information technology, automobile and related product markets, particularly levels of consumer spending, (iii) exchange rate fluctuations, particularly between the Japanese yen and the U.S. dollar and other currencies in which the Nidec Group makes significant sales or in which the Nidec Group's assets and liabilities are denominated, (iv) the Nidec Group's ability to acquire and successfully integrate companies with complementary technologies and product lines, including, but not limited to, Emerson Electric Co.'s motors and controls business, and (v) adverse changes in laws, regulations or economic policies in any of the countries where the Nidec Group has manufacturing or other operations.

3. Consolidated Financial Statements (U.S. GAAP)

(1) Consolidated Balance Sheets (unaudited)

Assets (unaudited)

	Yen in millions
	September 30, 2010		March 31, 2010		Increase or decrease	September 30, 2009
	Amount	%	Amount	%	Amount	Amount	%
Current assets:
Cash and cash equivalents	¥87,792		¥123,309		¥(35,517)	¥119,411
Trade notes receivable	13,844		10,968		2,876	8,337
Trade accounts receivable	161,110		151,430		9,680	125,036
Inventories:
Finished goods	36,040		28,323		7,717	24,709
Raw materials	23,746		19,428		4,318	14,313
Work in progress	21,670		17,995		3,675	12,973
Project in progress	793		653		140	900
Supplies and other	3,768		3,104		664	3,010
Other current assets	21,380		19,673		1,707	17,560
Total current assets	370,143	50.0	374,883	54.1	(4,740)	326,249	52.2

Investments and advances:
Marketable securities and other securities investments	14,424		17,462		(3,038)	15,997
Investments in and advances to affiliated companies	596		614		(18)	603
Total investments and advances	15,020	2.0	18,076	2.6	(3,056)	16,600	2.7

Property, plant and equipment:
Land	40,058		39,605		453	39,667
Buildings	131,974		127,152		4,822	118,330
Machinery and equipment	278,532		269,208		9,324	251,788
Construction in progress	18,988		12,436		6,552	8,610
Sub-total	469,552	63.5	448,401	64.7	21,151	418,395	67.0
Less - Accumulated depreciation	(244,748)	(33.1)	(247,094)	(35.6)	2,346	(233,501)	(37.4)
Total property, plant and equipment	224,804	30.4	201,307	29.1	23,497	184,894	29.6
Goodwill	102,898	13.9	72,231	10.4	30,667	71,609	11.5
Other non-current assets	26,939	3.7	26,294	3.8	645	25,346	4.0
Total assets	¥739,804	100.0	¥692,791	100.0	¥47,013	¥624,698	100.0

Liabilities and Equity (unaudited)

	Yen in millions
	September 30, 2010		March 31, 2010		Increase or decrease	September 30, 2009
	Amount	%	Amount	%	Amount	Amount	%
Current liabilities:
Short-term borrowings	¥46,026		¥115,467		¥(69,441)	¥125,278
Current portion of long-term debt	1,537		1,497		40	1,496
Trade notes and accounts payable	116,631		109,143		7,488	84,164
Other current liabilities	43,897		36,158		7,739	27,718
Total current liabilities	208,091	28.1	262,265	37.9	(54,174)	238,656	38.2

Long-term liabilities:
Long-term debt	101,991		1,745		100,246	2,281
Accrued pension and severance costs	12,003		15,542		(3,539)	15,409
Other long-term liabilities	14,406		11,708		2,698	10,059
Total long-term liabilities	128,400	17.4	28,995	4.1	99,405	27,749	4.4

Total liabilities	336,491	45.5	291,260	42.0	45,231	266,405	42.6

Equity:
Common stock	66,551	9.0	66,551	9.6	-	66,551	10.7
Additional paid-in capital	66,456	9.0	69,090	10.0	(2,634)	69,221	11.1
Retained earnings	278,697	37.7	257,255	37.1	21,442	222,564	35.6
Accumulated other comprehensive income (loss):
Foreign currency translation adjustments	(43,599)		(29,234)		(14,365)	(33,934)
Unrealized gains (losses) from securities, net of reclassification adjustments	489		1,747		(1,258)	990
Pension liability adjustments	(339)		(1,033)		694	(717)
Total accumulated other comprehensive income (loss)	(43,449)	(5.9)	(28,520)	(4.1)	(14,929)	(33,661)	(5.4)

Treasury stock, at cost	(24,071)	(3.3)	(24,067)	(3.5)	(4)	(24,059)	(3.9)
Total Nidec Corporation shareholders’ equity	344,184	46.5	340,309	49.1	3,875	300,616	48.1
Noncontrolling interests	59,129	8.0	61,222	8.9	(2,093)	57,677	9.3
Total equity	403,313	54.5	401,531	58.0	1,782	358,293	57.4
Total liabilities and equity	¥739,804	100.0	¥692,791	100.0	¥47,013	¥624,698	100.0

(2) Condensed Consolidated Statements of Operation (unaudited)

1. Results for the six months ended September 30 (unaudited)

	Yen in millions
	Six months ended September 30				Increase or decrease		Year ended March 31, 2010
	2010		2009
	Amount	%	Amount	%	Amount	%	Amount	%
Net sales	¥340,791	100.0	¥268,743	100.0	¥72,048	26.8	¥587,459	100.0
Cost of products sold	249,112	73.1	205,228	76.4	43,884	21.4	436,337	74.3
Selling, general and administrative expenses	27,050	8.0	23,433	8.7	3,617	15.4	48,067	8.2
Research and development expenses	13,107	3.8	11,761	4.4	1,346	11.4	24,713	4.2
Operating expenses	289,269	84.9	240,422	89.5	48,847	20.3	509,117	86.7
Operating income	51,522	15.1	28,321	10.5	23,201	81.9	78,342	13.3

Other income (expenses):
Interest and dividend income	469		377		92		838
Interest expenses	(218)		(395)		177		(702)
Foreign exchange gain (loss), net	(9,670)		(5,703)		(3,967)		(2,968)
Gain (loss) from marketable securities, net	(206)		240		(446)		52
Other, net	(604)		(366)		(238)		(560)
Total	(10,229)	(3.0)	(5,847)	(2.1)	(4,382)	-	(3,340)	(0.5)
Income from continuing operations before income taxes	41,293	12.1	22,474	8.4	18,819	83.7	75,002	12.8
Income taxes	(10,531)	(3.1)	(6,495)	(2.5)	(4,036)	-	(17,519)	(3.0)
Equity in net income (loss) of affiliated companies	4	0.0	(79)	(0.0)	83	-	(45)	(0.0)
Income from continuing operations	30,766	9.0	15,900	5.9	14,866	93.5	57,438	9.8
Loss from discontinued operations	-	-	(1,287)	(0.5)	1,287	-	(1,287)	(0.2)
Consolidated net income	30,766	9.0	14,613	5.4	16,153	110.5	56,151	9.6
Less: Net income attributable to noncontrolling interests	(3,752)	(1.1)	(825)	(0.3)	(2,927)	-	(4,190)	(0.8)
Net income attributable to Nidec Corporation	¥27,014	7.9	¥13,788	5.1	¥13,226	95.9	¥51,961	8.8

2. Results for the three months ended September 30 (unaudited)

	Yen in millions
	Three months ended September 30				Increase or Decrease
	2010		2009
	Amount	%	Amount	%	Amount	%
Net sales	¥169,991	100.0	¥145,257	100.0	¥24,734	17.0
Cost of products sold	124,758	73.4	109,010	75.0	15,748	14.4
Selling, general and administrative expenses	13,663	8.1	12,050	8.3	1,613	13.4
Research and development expenses	7,051	4.1	6,160	4.3	891	14.5
Operating expenses	145,472	85.6	127,220	87.6	18,252	14.3
Operating income	24,519	14.4	18,037	12.4	6,482	35.9

Other income (expenses):
Interest and dividend income	220		176		44
Interest expenses	(86)		(189)		103
Foreign exchange gain (loss), net	(4,024)		(4,653)		629
Gain (loss) from marketable securities, net	(48)		255		(303)
Other, net	(260)		98		(358)
Total	(4,198)	(2.4)	(4,313)	(3.0)	115	-
Income from continuing operations before income taxes	20,321	12.0	13,724	9.4	6,597	48.1
Income taxes	(5,078)	(3.0)	(4,011)	(2.7)	(1,067)	-
Equity in net income (loss) of affiliated companies	2	0.0	28	0.0	(26)	(92.9)
Income from continuing operations	15,245	9.0	9,741	6.7	5,504	56.5
Loss from discontinued operations	-	-	(1,193)	(0.8)	1,193	-
Consolidated net income	15,245	9.0	8,548	5.9	6,697	78.3
Less: Net income attributable to noncontrolling interests	(2,014)	(1.2)	(579)	(0.4)	(1,435)	-
Net income attributable to Nidec Corporation	¥13,231	7.8	¥7,969	5.5	¥5,262	66.0

<Quarterly financial data for the three months ended September 30, 2010 and June 30, 2010 (unaudited)>

	Yen in millions
	Three months ended
	September 30, 2010		June 30, 2010
	Amount	%	Amount	%
Net sales	¥169,991	100.0	¥170,800	100.0
Operating income	24,519	14.4	27,003	15.8
Income from continuing operations before income taxes	20,321	12.0	20,972	12.3
Consolidated net income	15,245	9.0	15,521	9.1
Net income attributable to Nidec Corporation	¥13,231	7.8	¥13,783	8.1

(3) Consolidated Statement of Cash Flows (unaudited)

	Yen in millions
	Six months ended September 30		Increase or decrease	Year ended March 31, 2010
	2010	2009
Cash flows from operating activities:
Consolidated net income	¥30,766	¥14,613	¥16,153	¥56,151
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	15,967	15,357	610	31,139
Loss (gain) on marketable securities, net	206	(240)	446	(52)
(Gain) loss from sales, disposal or impairment of property, plant and equipment	(58)	764	(822)	1,088
Equity in net (income) loss of affiliated companies	(4)	79	(83)	45
Foreign currency adjustments	3,873	5,583	(1,710)	4,036
Changes in operating assets and liabilities:
Increase in notes and accounts receivable	(5,658)	(10,434)	4,776	(32,537)
(Increase) decrease in inventories	(12,683)	972	(13,655)	(8,442)
Increase in notes and accounts payable	2,397	15,471	(13,074)	29,799
Other	(319)	5,477	(5,796)	8,853
Net cash provided by operating activities	34,487	47,642	(13,155)	90,080
Cash flows from investing activities:
Additions to property, plant and equipment	(28,812)	(13,726)	(15,086)	(36,608)
Proceeds from sales of property, plant and equipment	316	344	(28)	633
Acquisitions of business, net of cash acquired	(52,040)	(2,579)	(49,461)	(4,396)
Other	(789)	1,071	(1,860)	(143)
Net cash used in investing activities	(81,325)	(14,890)	(66,435)	(40,514)
Cash flows from financing activities:
Decrease in short-term borrowings	(67,952)	(98,845)	30,893	(109,100)
Repayments of long-term debt	(845)	(867)	22	(1,733)
Proceeds from issuance of corporate bonds	100,500	-	100,500	-
Purchases of treasury stock	(4)	(3)	(1)	(11)
Payments for additional investments in subsidiaries	(6,375)	(2,573)	(3,802)	(3,152)
Dividends paid to shareholders of Nidec Corporation	(5,572)	(4,179)	(1,393)	(7,661)
Dividends paid to noncontrolling interests	(819)	(629)	(190)	(1,197)
Other	36	14	22	75
Net cash provided by (used in) financing activities	18,969	(107,082)	126,051	(122,779)

Effect of exchange rate changes on cash and cash equivalents	(7,648)	(7,225)	(423)	(4,444)
Net decrease in cash and cash equivalents	(35,517)	(81,555)	46,038	(77,657)
Cash and cash equivalents at beginning of period	123,309	200,966	(77,657)	200,966
Cash and cash equivalents at end of period	¥87,792	¥119,411	¥(31,619)	¥123,309

4. SUPPLEMENTARY INFORMATION (Six months ended September 30, 2010)

(1)Information by Product Category(unaudited)

	Yen in millions
	Six months ended September 30, 2010
	Small precision motors	General Motors	Machinery	Electronic and Optical components	Other	Total	Eliminations/ Corporate	Consolidated
Net sales:
Customers	¥171,182	¥48,105	¥38,021	¥66,521	¥16,962	¥340,791	¥-	¥340,791
Intersegment	596	395	4,467	396	2,480	8,334	(8,334)	-
Total	171,778	48,500	42,488	66,917	19,442	349,125	(8,334)	340,791
Operating expenses	136,775	47,569	36,212	57,541	16,835	294,932	(5,663)	289,269
Operating income	¥35,003	¥931	¥6,276	¥9,376	¥2,607	¥54,193	¥(2,671)	¥51,522

	Yen in millions
	Six months ended September 30, 2009
	Small precision motors	General Motors	Machinery	Electronic and Optical components	Other	Total	Eliminations/ Corporate	Consolidated
Net sales:
Customers	¥158,401	¥31,831	¥16,898	¥49,278	¥12,335	¥268,743	¥-	¥268,743
Intersegment	291	121	2,010	131	1,823	4,376	(4,376)	-
Total	158,692	31,952	18,908	49,409	14,158	273,119	(4,376)	268,743
Operating expenses	132,589	32,811	18,291	45,886	13,342	242,919	(2,497)	240,422
Operating income (loss)	¥26,103	¥(859)	¥617	¥3,523	¥816	¥30,200	¥(1,879)	¥28,321

	Yen in millions
	Three months ended September 30, 2010
	Small precision motors	General Motors	Machinery	Electronic and Optical components	Other	Total	Eliminations/ Corporate	Consolidated
Net sales:
Customers	¥83,495	¥23,345	¥20,800	¥34,141	¥8,210	¥169,991	¥-	¥169,991
Intersegment	276	200	2,044	290	1,313	4,123	(4,123)	-
Total	83,771	23,545	22,844	34,431	9,523	174,114	(4,123)	169,991
Operating expenses	67,297	23,206	19,415	29,607	8,372	147,897	(2,425)	145,472
Operating income	¥16,474	¥339	¥3,429	¥4,824	¥1,151	¥26,217	¥(1,698)	¥24,519

	Yen in millions
	Three months ended September 30, 2009
	Small precision motors	General Motors	Machinery	Electronic and Optical components	Other	Total	Eliminations/ Corporate	Consolidated
Net sales:
Customers	¥86,129	¥16,127	¥9,299	¥26,972	¥6,730	¥145,257	¥-	¥145,257
Intersegment	172	70	1,159	59	934	2,394	(2,394)	-
Total	86,301	16,197	10,458	27,031	7,664	147,651	(2,394)	145,257
Operating expenses	70,837	16,404	9,844	24,362	7,180	128,627	(1,407)	127,220
Operating income (loss)	¥15,464	¥(207)	¥614	¥2,669	¥484	¥19,024	¥(987)	¥18,037

Notes:

1. Product categories are classified based on similarities in product type, product attributes, and production and sales methods.

2. Major products of each Product category:

(1) Small precision motors: Small precision DC motors (including spindle motors for HDDs), small precision fans, brush motors, vibration motors

(2) General motors: Motors for home appliances and industrial use, and automobiles

(3) Machinery: Power transmission drives, precision equipment, factory automation-related equipment

(4) Electronic and Optical components: Electronic components, optical components

(5) Other: Automobile components, pivot assemblies, other components, service etc

3. The product category has been changed from "Mid-size motors" to "General motors" which includes both Mid-size motors and Large-size motors, because our motor product line has been expanded to include large industrial motors with the completion of the acquisition of Emerson Electric Co.'s motors and controls business on September 30, 2010.

(2) Sales by Geographic Segment (unaudited)

	Yen in millions
	Six months ended September 30				Increase or decrease
	2010		2009
	Amount	%	Amount	%	Amount	%
Japan	¥159,126	46.7	¥113,030	42.1	¥46,096	40.8
U.S.A	7,855	2.3	5,117	1.9	2,738	53.5
Singapore	16,587	4.9	16,445	6.1	142	0.9
Thailand	53,221	15.6	49,597	18.4	3,624	7.3
Philippines	5,526	1.6	6,687	2.5	(1,161)	(17.4)
China	73,540	21.6	59,675	22.2	13,865	23.2
Others	24,936	7.3	18,192	6.8	6,744	37.1
Total	¥340,791	100.0	¥268,743	100.0	¥72,048	26.8

	Yen in millions
	Three months ended September 30				Increase or decrease
	2010		2009
	Amount	%	Amount	%	Amount	%
Japan	¥81,628	48.0	¥60,216	41.5	¥21,412	35.6
U.S.A	3,918	2.3	2,683	1.8	1,235	46.0
Singapore	7,692	4.5	8,886	6.1	(1,194)	(13.4)
Thailand	26,368	15.5	27,137	18.7	(769)	(2.8)
Philippines	2,987	1.8	3,995	2.8	(1,008)	(25.2)
China	35,225	20.7	33,023	22.7	2,202	6.7
Others	12,173	7.2	9,317	6.4	2,856	30.7
Total	¥169,991	100.0	¥145,257	100.0	¥24,734	17.0

Note: The sales are classified by domicile of the seller and the figures exclude intra-segment transactions.

(3) Sales by Region (unaudited)

	Yen in millions
	Six months ended September 30				Increase or decrease
	2010		2009
	Amount	%	Amount	%	Amount	%
North America	¥11,532	3.4	¥8,216	3.0	¥3,316	40.4
Asia	211,519	62.1	174,388	64.9	37,131	21.3
Europe	24,036	7.0	14,843	5.5	9,193	61.9
Others	1,792	0.5	979	0.4	813	83.0
Overseas sales total	248,879	73.0	198,426	73.8	50,453	25.4
Japan	91,912	27.0	70,317	26.2	21,595	30.7
Consolidated total	¥340,791	100.0	¥268,743	100.0	¥72,048	26.8

	Yen in millions
	Three months ended September 30				Increase or decrease
	2010		2009
	Amount	%	Amount	%	Amount	%
North America	¥5,574	3.3	¥4,226	2.9	¥1,348	31.9
Asia	106,089	62.4	95,114	65.5	10,975	11.5
Europe	11,693	6.9	7,750	5.3	3,943	50.9
Others	685	0.4	554	0.4	131	23.6
Overseas sales total	124,041	73.0	107,644	74.1	16,397	15.2
Japan	45,950	27.0	37,613	25.9	8,337	22.2
Consolidated total	¥169,991	100.0	¥145,257	100.0	¥24,734	17.0

Notes:

1. The sales are classified by domicile of the buyer, and the figures exclude intra-segment transactions.

2. The sales to Europe are separated from "Other" to "Europe" starting in this fiscal year. Figures for the three months and six months ended September 30, 2009 have been retrospectively reclassified.

5. Special notes (unaudited)

(1) Summary of Consolidated Financial Performance

	Yen in millions (except for per share amounts)
	Six months ended September 30	Increase or decrease		Three months ended September 30		Increase or decrease	Year ended March 31
	2010	2009		2010	2009		2010
	(unaudited)			(unaudited)
Net sales	¥340,791	¥268,743	26.8%	¥169,991	¥145,257	17.0%
Operating income	51,522	28,321	81.9%	24,519	18,037	35.9%
Ratio of operating income to net sales	15.1%	10.5%		14.4%	12.4%
Income from continuing operations before income taxes	41,293	22,474	83.7%	20,321	13,724	48.1%
Ratio of income from continuing operations before income taxes to net sales	12.1%	8.4%		12.0%	9.4%
Net income attributable to Nidec Corporation	27,014	13,788	95.9%	13,231	7,969	66.0%
Ratio of net income attributable to Nidec Corporation to net sales	7.9%	5.1%		7.8%	5.5%
Net income attributable to Nidec Corporation stockholders per share-basic	¥193.94	¥98.99		¥95.00	¥57.21
Net income attributable to Nidec Corporation stockholders per share-diluted	¥193.22	¥98.99		¥94.29	¥57.21

Total assets	¥739,804	¥624,698					¥692,791
Nidec Corporation shareholders’ equity	344,184	300,616					340,309
Nidec Corporation shareholders’ equity to total assets	46.5%	48.1%					49.1%
Nidec Corporation shareholders’ equity per share	¥2,470.98	¥2,158.18					¥2,443.16

Net cash provided by operating activities	¥34,487	¥47,642					¥90,080
Net cash used in investing activities	(81,325)	(14,890)					(40,514)
Net cash provided (used in) by financing activities	18,969	(107,082)					(122,779)
Cash and cash equivalents at end of period	¥87,792	¥119,411					¥123,309

Note: Some items colored in the above table are omitted, because we also omit them in the report in Japanese language.

(2) Scope of Consolidation and Application of Equity Method

Number of consolidated subsidiaries:	155
Number of affiliated companies accounted for under the equity method:	1

(3) Change in Scope of Consolidation and Application of Equity Method

	Change from March 31, 2010	Change from September 30, 2009
Number of companies newly consolidated:	16	20
Number of companies excluded from consolidation:	2	2
Number of companies newly accounted for by the equity method:	-	-
Number of companies excluded from accounting by the equity method:	-	2